SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Global Health Investment Holdings Ltd. c/o EastBridge Investment Group Corporation 530 University Avenue, #17 Palo Alto, CA 94301 (650) 566-5064
(Name, address and telephone number of person authorized to receive notices and communications)

June 12, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box . ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Global Health Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 of this Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Amendment to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc., formerly known as EastBridge Investment Group Corporation, whose principal executive office is located at 530 University Avenue, #17, Palo Alto, CA 94301 (the “Issuer”).

Item 2.	Identity and Background.

(a) The name of the reporting person is Global Health Investment Holdings Ltd. (the “Reporting Person”).

(b) The business address of the Reporting Person is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(c) The Reporting Person is incorporated in the British Virgin Islands (“BVI”) under the BVI Companies Act, 2004, BVI Company Number 1553859.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a company incorporated in the BVI.

Item 3.	Source or Amount of Funds or Other Consideration.

On November 13, 2012, the Issuer, CBMG Acquisition Limited, a British Virgin Islands company and the Issuer’s wholly-owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cellular Biomedicine Group Ltd., a British Virgin Islands company (“CBMG BVI”). The Merger Agreement stipulated that Merger Sub would be merged with and into CBMG BVI with CBMG BVI remaining as the surviving entity (the "Merger").  Following the Merger, CBMG BVI became a wholly-owned subsidiary of the Issuer. In connection with the Merger, effective on March 5, 2013, the Company (formerly named “EastBridge Investment Group Corporation”) changed its name to “Cellular Biomedicine Group, Inc.”

On February 6, 2012, the parties executed all documents and filed the Plan of Merger with the registrar of the British Virgin Islands.  Upon consummation of the Merger, CBMG BVI shareholders were issued 3,638,932 shares of common stock, par value $0.001 per share, of EastBridge (the “EastBridge Common Stock”) constituting approximately 70% of the outstanding stock of EastBridge on a fully-diluted basis and the current EastBridge shareholders retained 30% of the Company on a fully-diluted basis.  Specifically, each of CBMG BVI’s ordinary shares was converted into the right to receive 0.020019 share of EastBridge Common Stock. The Reporting Person held 120,000,000 ordinary shares of CBMG BVI immediately prior to the Merger closing date and such shares were converted pursuant to the Merger Agreement into 2,402,299 shares of Common Stock of the Issuer.

A copy of the Merger Agreement is included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2012.

On June 12, 2014, the Board of the Directors of the Reporting Person approved a distribution of 2,402,299 shares of the Issuer among 25 individual shareholders of the Reporting Person. As a result, the Report Person does not own any shares of Common Stock of the Issuer.

Item 4.	Purpose of the Transaction.

The securities of the Issuer were disposed by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person does not own any share of Common Stock of the Issuer. None of the individual shareholder of the Reporting Person whom the Reporting Person distributed 2,402,299 shares of Common Stock of the Issuer to holds more than 10% of the outstanding shares of Common Stock of the Issuer as a result of the distribution (based upon 11,619,665 shares of Common Stock issued and outstanding as of August 3, 2015).

(b) Not applicable

(c) None

(d) None

(e) June 12, 2014

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.	Material to be filed as Exhibits.

None.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015	By:	/s/ Shu Li and Derek Muhs
Shu Li and Derek Muhs, Director
Global Health Investment Holdings Ltd.